March 17, 2025

KPMG LLP	PricewaterhouseCoopers LLP
11th Floor Dunsmuir Street	250 Howe St, 20th Floor
Vancouver, BC V7Y 1K3	Vancouver, BC V6C 3R8

Re:	Notice of Change of Auditors

In compliance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Requirements ("NI 51- 102"), please be advised as follows:

1. The auditor of Taseko Mines Limited (the "Company"), KPMG LLP (the "Former Auditor"), was asked to tender its resignation, and subsequently tendered said resignation as the auditor of the Company effective March 14, 2025. On March 12, 2025, subject to all applicable regulatory and shareholder approvals, the Audit Committee of the Company approved the appointment of PricewaterhouseCoopers LLP (the "Successor Auditor") as auditor of the Company. At the next Annual Meeting of shareholders, the shareholders of the Company will be asked to approve the appointment of the Successor Auditor, as auditor of the Company.

2. There were no reservations in the Auditor's Report for either of the Company's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3. The resignation of the Former Auditor and the appointment of the Successor Auditor as the auditors was considered and approved by the Audit Committee.

4. In the opinion of the Audit Committee of the Company, there were no "reportable events" as defined in subparagraph 4.11(1) of NI 51-102.

Please advise the Board of Directors in writing whether or not you agree with the information contained in this Notice, based on your knowledge of the affairs of the Company.

It is further requested that you address your response to the relevant securities administrators and the Former/Successor Auditor (list of addresses attached as Schedule "A" hereto) and deliver the response to us as soon as possible but in any event no later than 7 days after March 14, 2025.

For and on behalf of the Board of Directors of

Taseko Mines Limited

/s/ Bryce Hamming

Bryce Hamming

Chief Financial Officer

SCHEDULE "A"

Former Auditor:

KPMG LLP

11th Floor Dunsmuir Street

Vancouver, BC V7Y 1K3

New Auditor:

PricewaterhouseCoopers LLP

250 Howe St, 20th Floor
Vancouver, BC V6C 3R8

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office